

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2010

Luther E. Proper
President and Chief Financial Officer
Killbuck Bancshares, Inc.
165 N. Main Street
Killbuck, OH 44637

Re: Killbuck Bancshares, Inc.
Form 10-K
Filed March 23, 2010
File No. 000-24147

Form 10-Q
Filed May 12, 2010
File No. 000-24147

Dear Mr. Proper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Part III
Item 10. Directors and Executive Officers

1.   In future filings, please explain the reasons for your board leadership structure, including why you have chosen to separate the principal executive officer and board chairman positions. Please comply with Item 407(h) of regulation S-K.

Item 13. Certain Relationships and Related Transactions,
Director Independence and Related Party Transactions, page 2 of the proxy statement

2.   In future filings, revise the disclosure on page 2 of the proxy statement, to state, if
      true, that loans were made, in the ordinary course of business and on substantially the
      same terms, including interest rate and collateral, as those prevailing at the time for
      comparable loans with persons not related to the lender. For the updated disclosure
      requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

Exhibit 13 Portions of the 2009 Annual Report to Shareholders
Notes to Consolidated Financial Statements
Note 2. Investment Securities, page 13

3.   We note in your disclosure on page 14 that your mutual funds portfolio was 50.6%
      underwater with $0.51 million of unrealized losses and these investments were in an
      unrealized loss position for over 12 months. You also disclose that you believe these
      impairments are not other than temporary. Please provide us with your impairment
      analysis for your mutual funds that are in an unrealized loss position, and revise your
      future filings to address your consideration of impairment on these securities.
      Specifically address how you considered your inability to direct the purchase or sale of
      the underlying securities that are held by the mutual fund itself in determining your
      ability to project a recovery and hold a fund until that recovery. If true, please confirm in
      your future filings that you are considering your holdings in mutual fund as equity
      securities for purposes of your impairment analyses.

Form 10-Q for the Quarter Ended March 31, 2010

Notes to Consolidated Financial Statements (Unaudited)
Note 5 – Recent Accounting Pronouncements, page 8

4.   Please revise your future interim and annual filings to provide all of the disclosures
      required by ASC 320-10-50 (previously paragraphs 38 through 43 of FSP SFAS 115-
      2/124-2) with respect to your investment securities. We note, for instance, that you do not
      provide these required disclosures in the notes to the financial statements for the quarter
      ended March 31, 2010.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Luther E. Proper
Killbuck Bancshares, Inc.
July 6, 2010
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay Bryan at 202-551-3417 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Branch Chief